Filed Pursuant to Rule 433
Registration Nos. 333-226056
and 333-226056-01

NextEra Energy, Inc.
Media Line: 561-694-4442
July 26, 2019

FOR IMMEDIATE RELEASE

NextEra Energy Capital Holdings announces dates for remarketing of its Series I Debentures due Sept. 1, 2021

JUNO BEACH, Fla. – NextEra Energy Capital Holdings, Inc. today announced that it will conduct a remarketing of its Series I Debentures due Sept. 1, 2021 (the “Debentures”) (CUSIP No. 65339KAS9), which are currently outstanding in the aggregate principal amount of $1.5 billion, on Aug. 5, 2019 (and, if necessary, on the following two business days). The Debentures were originally issued as part of NextEra Energy, Inc.’s Corporate Units (CUSIP No. 65339F820) on Aug. 8, 2016 (the “Corporate Units”) in conjunction with a Purchase Contract Agreement, dated as of Aug. 1, 2016 (the “Purchase Contract Agreement”). The Debentures are guaranteed by NextEra Energy Capital Holdings’ parent company, NextEra Energy, Inc. (NYSE: NEE).

If the remarketing is successful, the interest rate on the Debentures will be reset to a rate that will enable the Debentures to be remarketed at a price equal to or greater than the sum of the Remarketing Treasury Portfolio Purchase Price, the Separate Debentures Purchase Price and the Remarketing Fee (as those terms are defined in the Officer’s Certificate, dated Aug. 8, 2016, creating the terms of the Debentures under the Indenture, dated as of June 1, 1999, as amended). The reset interest rate and the subsequent interest payment dates will be established on the date of the successful remarketing and become effective on the third business day following the date of such successful remarketing. The Remarketing Fee will not exceed 0.25% of the sum of the Remarketing Treasury Portfolio Purchase Price plus the Separate Debentures Purchase Price.

Upon a successful remarketing, the proceeds of the remarketing of the Debentures that are components of the Corporate Units will be used to purchase a portfolio of U.S. Treasury securities (or principal or interest strips thereof), or if U.S. Treasury securities (or principal or interest strips thereof) that are to be included in such portfolio have a yield that is less than zero, then, at NextEra Energy Capital Holdings’ option, such portfolio will consist of an amount in cash equal to the aggregate principal amount at maturity of the applicable U.S. Treasury securities (or principal or interest strips thereof), which will be substituted for the Debentures and pledged to secure the obligation of the holders of the Corporate Units to purchase NextEra Energy common stock on Sept. 1, 2019, pursuant to the Purchase Contract Agreement. The proceeds from the remarketing of any Debentures that are not a component of Corporate Units and whose holders elect to include some or all of those Debentures in the remarketing will be paid to such holders.

Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC, and Mizuho Securities USA LLC are the remarketing agents.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities to which this communication relates in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before a prospective purchaser invests in the Debentures, such person should read the prospectus in that registration statement and the related prospectus supplement to be filed with the SEC and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering to which this communication relates. A prospective purchaser may get these documents when available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or the remarketing agents will arrange to send a prospective purchaser the prospectus and the related prospectus supplement if such person requests it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Credit Suisse Securities (USA) toll-free at (800) 221-1037 and LLC Mizuho Securities USA LLC toll-free at (866) 271-7403.

NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company headquartered in Juno Beach, Florida. NextEra Energy owns two electric companies in Florida: Florida Power & Light Company, which serves more than 5 million customer accounts in Florida and is the largest rate-regulated electric utility in the United States as measured by retail electricity produced and sold; and Gulf Power Company, which serves approximately 460,000 customers in eight counties throughout northwest Florida. NextEra Energy also owns a competitive energy business, NextEra Energy Resources, LLC, which, together with its affiliated entities, is the world’s largest generator of renewable energy from the wind and sun and a world leader in battery storage. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. A Fortune 200 company and included in the S&P 100 index, NextEra Energy has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity. NextEra Energy is ranked No. 1 in the electric and gas utilities industry on Fortune's 2019 list of “World’s Most Admired Companies” and ranked among the top 25 on Fortune's 2018 list of companies that “Change the World.” For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.GulfPower.com, www.NextEraEnergyResources.com.

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